BB 6/13



07006268

EDSTATES
XCHANGE COMMISSION
on, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# DITED REPORT FORM X-17A-5 PART III

A

| SEC FILE NUMBER |
|---|
| 8- 66640 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US RE Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue - 19th Floor
(No. and Street)

| NewYYork | NY | 10151 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T Marrone 212-808-5500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman, LLP
(Name – *if individual, state last, first, middle name*)

| 10 Melville Park Road | Melville | NY | 11747-3146 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
JUN 14 2007
THOMSON FINANCIAL

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 03 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael T Marrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US RE Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / FinOp

Title

Notary Public

WILLIAM H. JOSEPH
Notary Public State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires 7/28/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 1 2007
WASH. D.C.
186
SECTION

# U.S. RE SECURITIES, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2006


SEC MAIL PROCESSING
RECEIVED
MAY 0 3 2007
WASH. D.C.
190
SECTION

# U.S. RE SECURITIES, LLC

## CONTENTS

# Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations


SEC MAIL PROCESSING
RECEIVED
MAR
2007
WASH. D.C.
186
SECTION

INDEPENDENT AUDITORS' REPORT

To the Partners of
U.S. RE Securities, LLC

We have audited the accompanying statement of financial condition of U.S. RE Securities, LLC (the "Company") as of December 31, 2006 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. RE Securities, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

February 27, 2007
Melville, NY


SEC MAIL PROCESSING
RECEIVED
MAY 0 3 2007
WASH. D.C.
190
SECTION



10 Melville Park Road • Melville, NY 11747-3146 • Tel 631-414-4000 • Fax 631-414-4001

Melville New York Greenwich Grand Cayman

www.mkllp.com

# U.S. RE SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

December 31, 2006

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ 12,703 | |
| Property and equipment, net | 1,025 | |
| Due from affiliates | 213,248 | |
| TOTAL ASSETS | | $ 226,976 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES | $ -- |
| MEMBERS' EQUITY | 226,976 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 226,976 |

*The accompanying notes are an integral part of these financial statements.*

# U.S. RE SECURITIES, LLC

## STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

| | | |
|---|---|---|
| **OPERATING INCOME** | | |
| Investment banking fees | | $ 526,025 |
| **OPERATING EXPENSES** | | |
| Salaries and benefits | $ 165,788 | |
| General and administrative | 87,524 | |
| Rent | 25,200 | |
| TOTAL OPERATING EXPENSES | | 278,512 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | | 247,513 |
| INCOME TAXES | | 118,806 |
| NET INCOME | | $ 128,707 |

*The accompanying notes are an integral part of these financial statements.*

# U.S. RE SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2006

| | | |
|---|---|---|
| MEMBERS' EQUITY - Beginning | $ | 98,269 |
| Net income | | 128,707 |
| MEMBERS' EQUITY - Ending | $ | 226,976 |

*The accompanying notes are an integral part of these financial statements.*

# U.S. RE SECURITIES, LLC

## STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | | $ 128,707 |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation | $ 397 | |
| Changes in operating assets and liabilities: | | |
| Other assets | 524 | |
| Recoverable income taxes | 61,448 | |
| Accounts payable | (542) | |
| Due to/from affiliates | (245,109) | |
| TOTAL ADJUSTMENTS | | (183,282) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES AND NET INCREASE IN CASH | | (54,575) |
| CASH AND CASH EQUIVALENTS - January 1, 2006 | | 67,278 |
| CASH AND CASH EQUIVALENTS - December 31, 2006 | | $ 12,703 |

*The accompanying notes are an integral part of these financial statements.*

## NOTE 1 - Significant Accounting Principles

### Nature of Business

The Company was formed as a limited Liability Company on August 19, 2002 in the state of Delaware as Fenlon Ventures 111, LLC. The Company is wholly owned by U.S. RE Companies, Inc. (the "Parent"), a New York domiciled holding company. On December 23, 2003, the Company changed its name to U.S. RE Securities, LLC as part of a business plan to become a registered broker dealer in securities. On April 14, 2005, the Company received approval from the National Association of Securities Dealers ("NASD") to operate as a registered broker dealer of securities. The Company is not a clearing broker dealer and holds no customer accounts. The Company is engaged in the business of private placement of securities and corporate finance activity. Prior to becoming a registered broker dealer, the Company's primary source of revenue was consulting services.

### Use of Estimates in the Financial Statement

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

### Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Property and equipment are being depreciated over lives of three (3) to seven (7) years.

### Revenue

The Company's primary source of income is investment banking fees derived from the successful private placements of securities or arranging corporate finance for customers Revenue is earned upon the closing of a private placement or corporate finance agreement.

### Income Taxes

Income taxes are provided in accordance with the liability method in accordance with Statements of Financial Accounting Standards No. 109 *Accounting for Income Taxes.*

NOTE 2 - Property and Equipment

Property and equipment consist of the following at December 31, 2006:

| | |
|---|---|
| Property and equipment | $2,645 |
| Less: accumulated depreciation | 1,620 |
| Property and Equipment, Net | $1,025 |

Depreciation expense for the year ended December 31, 2006 amounted to $397.

NOTE 3 - Income Taxes

The current provision for Federal, state and local income taxes charged to operations for the year ended December 31, 2006 is $118,806. The Company joins with the Parent and its affiliates in filing a consolidated Federal income tax return. The consolidating companies have a tax allocation agreement whereby current Federal income tax expense or benefit is computed on a separate return basis. The agreement provides that each affiliate make payments to the Parent to the extent that its income contributes to the consolidated Federal income tax expense. The Company also joins with the Parent and its affiliates in filing combined New York State and New York City income tax returns. As a result, the Company provides for current income tax expense or benefit based on effective rates of 34% for Federal income taxes and combined 14% for New York State and New York City income taxes.

NOTE 4 - Related Party Transactions

U.S. RE Corporation, a wholly owned subsidiary of the parent, provides administrative services to the Company under the terms of an expense sharing agreement. The Company paid $20,811 to U.S. RE Corporation for such services for the year ended December 31, 2006.

The Company sublets office space from U.S. RE Corporation on a month to month basis for a flat rate of $2,100 per month. Rent expense for the year ended December 31, 2006 amounted to $25,200.

Salaries and benefits include the costs of two full time employees of the Company as well as an allocation of salaries and benefits from U.S. RE Corporation for services rendered on behalf of the Company. The salaries and benefits expenses allocated to the Company for the year ended December 31, 2006 amounted to $21,805.

NOTE 5 - Due From Affiliates

Due from affiliates in the amount of $213,248 represents the net balance due to the Company for various intercompany transactions with the Parent and other subsidiaries of the Parent. The balance of this account changes regularly as a result of ongoing intercompany transactions. The balance carries no interest and no specific repayment terms.

NOTE 6 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8:1. At December 31, 2006, the Partnership had net capital of $12,703 which was $7,703 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was zero.

# U.S. RE SECURITIES, LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

| | | |
|---|---|---|
| NET CAPITAL COMPUTATION | | |
| MEMBERS' EQUITY | | $ 226,976 |
| Deductions and changes in non-allowable assets: | | |
| Property and equipment, net | $ 1,025 | |
| Due from affiliates | 213,248 | |
| Total Deductions and Changes | | 214,273 |
| Net Capital | | $ 12,703 |
| AGGREGATE INDEBTEDNESS (A.I.) | | |
| Accounts Payable | $ -- | |
| Due to affiliates | -- | |
| Total Aggregate Indebtedness | | $ -- |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | | |
| (a) Minimum net capital required (6 2/3 % of $0) | | $ -- |
| (b) Minimum dollar net capital requirements | | $ 5,000 |
| Net capital requirement (Greater of (a) or (b)) | | $ 5,000 |
| Excess net capital | | $ 7,703 |
| Excess net capital at 1,000% (net capital-10% of A.I.) | | $ 12,703 |
| Percentage of aggregate indebtedness to net capital | | -- |

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences exist

*See independent auditors' report.*

# U.S. RE SECURITIES, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

*See independent auditors' report.*

SCHEDULE III

# U.S. RE SECURITIES, LLC

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

*See independent auditors' report.*

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
U.S. RE Securities, LLC

In planning and performing our audit of the financial statements of U.S. RE Securities, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance



10 Melville Park Road • Melville, NY 11747-3146 • Tel 631-414-4000 • Fax 631-414-4001

Melville New York Greenwich Grand Cayman

www.mkllp.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

February 27, 2007
Melville, NY

END